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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        ALZA TTS RESEARCH PARTNERS, LTD.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                        ALZA TTS RESEARCH PARTNERS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

   CLASS A LIMITED PARTNERSHIP INTERESTS OF ALZA TTS RESEARCH PARTNERS, LTD.
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               DAVID R. HOFFMANN
                                   PRESIDENT
                          ALZA DEVELOPMENT CORPORATION
                               950 PAGE MILL ROAD
                                 P.O. BOX 10952
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 494-5000
      (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is ALZA TTS Research Partners, Ltd., a California limited partnership (the "Partnership"). The general partner of the Partnership is ALZA Development Corporation, a California corporation ("ADC" or the "General Partner"). The address of the principal executive offices of each of the Partnership and the General Partner is 950 Page Mill Road, P.O. Box 10950, Palo Alto, California 94303. The title of the class of equity securities to which this statement relates is outstanding units of Class A limited partnership interests of the Partnership (the "Units").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the unsolicited tender offer made by PharmaInvest, L.L.C., a Delaware limited liability company (the "Bidder"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company, disclosed in a Tender Offer Statement on
Schedule 14D-1, dated November 20, 1997, (the "Schedule 14D-1"), to purchase up to 1,400 Units, representing approximately 44% of the total outstanding units of the Partnership, upon the terms and conditions set forth in the Offer to Purchase dated November 20, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"). Neither the Bidder nor any of its affiliates is affiliated with the Partnership or its General Partner, and the Offer was not solicited by the Partnership or the General Partner. The Schedule 14D-1 states that the address of the principal executive offices of the Bidder are located at 70 East 55th Street, 23rd Floor, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND

  (a) This statement is being filed by the Partnership. The business address of the Partnership is set forth in Item 1, above.

  (b) Pursuant to the Agreement of Limited Partnership, dated December 30, 1982 among the General Partner, the Class A Limited Partners ("Unitholders") and the Class B Limited Partner, as amended (the "Partnership Agreement"), the sole partner responsible for the management, operations and policies of the Partnership is the General Partner. Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding, and no actual or potential conflict of interest, between the Partnership and (i) ADC's executive officers, directors or affiliates or (ii) to ADC's knowledge, the executive officers, directors or affiliates of the Bidder.

  Pursuant to the Partnership Agreement, ALZA Corporation ("ALZA") has received or will receive certain types of reimbursement for administrative expenses and the General Partner receives distributions in connection with the operations of the Partnership. Under the terms of the Partnership Agreement (the "Partnership Agreement"), net losses were allocated as follows: first, 1% to the General Partner and 99% to the Class A Limited Partners and then, after the capital account of the Class A Limited Partners was reduced to zero, 1% to the General Partner and 99% to the Class B Limited Partner. After the capital accounts of the Class A and Class B Limited Partners were reduced to zero, losses were allocated 100% to the General Partner.

  Under the terms of the Partnership Agreement, net income is allocated in the inverse order of the losses previously allocated. To the extent losses were allocated 100% to the General Partner, net income was allocated 100% to the General Partner in an amount equal to such losses prior to allocation of net income to the Class A and Class B Limited Partners. Then, to the extent losses were allocated 99% to the Class B Limited Partner, any net income was allocated 99% to the Class B Limited Partner (and 1% to the General Partner) in an amount equal to such losses prior to any net income being allocated to the Class A Limited Partners. Then, to the extent losses were allocated 99% to the Class A Limited Partners, net income was allocated 99% to the Class A Limited Partners (and 1% to the General Partner.) As provided in the Partnership Agreement, once the amount of net

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income allocated to the Class A and the General Partner equaled previously allocated losses (which occurred during the third quarter of 1996), subsequent income began to be allocated 99% to the Class A and Class B Limited Partners, pro rata, and 1% to the General Partner.

  The General Partner is required by the Partnership Agreement to distribute, on a quarterly basis, all of the Partnership's Excess Cash (which consists of all cash received by the Partnership less all amounts expended in the conduct of the Partnership's business, including administrative expenses, and working capital and reserves) in proportion to the Partners' respective capital contributions.

  General and administrative expenses for the continuing administrative support required for the Partnership are payable to ALZA under an administrative services agreement between ALZA and the Partnership. General and administrative expenses were $86,548, $100,253 and $95,452 for the years ended December 31, 1996, 1995 and 1994, respectively. Payments to ALZA totalled $172,459, $138,607, and $135,307 for 1996, 1995 and 1994,
respectively. As of October 31, 1997, the Partnership owed ALZA approximately $27,250 under that agreement for general and administrative expenses.

  The General Partner is entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement.

  The Directors and executive officers of the General Partner are also employees of ALZA. David R. Hoffmann, President, Chief Financial Officer, Secretary and Director of the General Partner is Vice President and Treasurer of ALZA. James W. Young, Vice President and Director of the General Partner is Senior Vice President, Research & Development of ALZA. Robert M. Myers, Vice President and Director of the General Partner is Vice President, Commercial Development of ALZA.

  ALZA has an option (the "Purchase Option") to purchase all of the limited partnership interests of the Partnership (consisting of the Units and one Class B limited partnership interest). The Purchase Option is exercisable at any time for an exercise price of $120 million less cumulative distributions to the limited partners of the Partnership to the date of exercise. If the Purchase Option were to be exercised as of the date hereof, each Unit would be entitled to receive approximately $28,675.

  ALZA has licensed from the Partnership two products developed by ALZA on behalf of the Partnership, the Testoderm(R) transdermal testosterone product and the Duragesic(R) transdermal fentanyl product. ALZA pays the Partnership 4% of worldwide net sales of each product. ALZA's license from the Partnership for Testoderm(R) is exclusive until July 26, 1998, after which time the license will become nonexclusive. ALZA's license for Duragesic(R) is exclusive until December 4, 1998, after which time that license will become nonexclusive. Under these licenses, ALZA is obligated to make royalty payments to the Partnership until April 2006 for Duragesic(R) and until February 2005 for Testoderm(R).

  As of November 20, 1997, no directors or executive officers of ALZA or the General Partner owned any Units.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) At a meeting of the Board of Directors of ADC (the "Board"), all of the members of which are employees of ALZA, held on December 3, 1997, the Board unanimously resolved that the Board is expressing no opinion to Unitholders and is remaining neutral as to whether Unitholders should tender or refrain from tendering all or any portion of Units pursuant to the Offer. Depending on, among other things, the personal liquidity needs and tax circumstances of each Unitholder, certain Unitholders may determine that it is appropriate to tender their Units. However, the General Partner believes that all Unitholders should carefully consider the information set forth in Item 4(b) below before tendering their Units and that these factors may cause a Unitholder to retain his, her or its Units.

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  (b) The General Partner reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

    (i) The General Partner has determined that, subject to each Unitholder's particular liquidity requirements and tax circumstances, it may not be an optimal time for Unitholders to sell Units if the Unitholder believes that the expiration of the exclusive licenses granted to ALZA for Testoderm(R) and Duragesic(R), which expire on July 26, 1998 and December 4, 1998, respectively, may cause ALZA to take certain action, such as exercising the Purchase Option, in order to secure its exclusive rights to one or both of these products. The General Partner believes that if ALZA were to exercise the Purchase Option in mid-1998, the price, after estimated distributions made in early 1998, would be approximately $27,000 per Unit, for a total payment to all limited partners of approximately $91 million. If ALZA's license for a product becomes nonexclusive, the General Partner will need to determine whether to appoint others to market and sell such product. Under ALZA's agreement with Janssen Pharmaceutica, Inc. (together with its affiliates "Janssen"), a subsidiary of Johnson & Johnson and ALZA's distribution partner for Duragesic(R), if Duragesic(R) were to be introduced by a third party under an agreement with the Partnership after ALZA's loss of exclusivity from the Partnership, ALZA's royalty rate due from Janssen with respect to Duragesic(R) would drop significantly. However, the Partnership's right to receive 4% of net sales from ALZA would not change. The General Partner believes that this reduction in ALZA's net royalties, should it occur, would adversely effect ALZA's royalty income and reported earnings per share. Accordingly, the General Partner believes ALZA may be motivated to take some sort of action with respect to the Partnership before exclusivity is lost. On December 2, 1997, ALZA notified the General Partner that it does not intend to take any action prior to the scheduled end of the Offer. It further stated that it intended to continue to evaluate the Partnership and its options over the coming weeks and months and might or might not take action in that time period. A copy of ALZA's letter to the Partnership is attached as Appendix A hereto.

    (ii) Worldwide sales of Duragesic(R) were approximately $97 million, $135 million and $180 million during 1994, 1995 and 1996, respectively, and $187 million during the first nine months of 1997. Certain factors indicate that sales of Duragesic(R) could increase in the future, thereby increasing royalty income to the Partnership. Janssen markets Duragesic(R) in the United States, Canada and in more than 25 other countries worldwide. Janssen began marketing Duragesic(R) in six additional countries in 1996 and four additional countries in 1997, and submissions for marketing clearance are on file in a number of other countries. Sales of Duragesic(R) have continued to grow in the United States, the market in which the product has been sold commercially for the longest period of time (seven years). The General Partner is not aware of any other competitive transdermal fentanyl products which are likely to be introduced within the next several years. Although it has been publicly disclosed that ALZA and Janssen are in Phase III clinical trials for a fentanyl product utilizing ALZA's E-TRANS(TM) technology, no date for NDA filing has been announced. It typically takes at least one to two years following an NDA filing before regulatory clearance of a drug is obtained. Furthermore, the currently proposed indications for this product are for acute pain relief, rather than chronic pain relief which is the primary indication for which Duragesic(R) is indicated. Accordingly, the General Partner believes the product described above will not compete directly with Duragesic(R). However, there may be other products not yet publicly disclosed that could become competitive products after 2000.

  ALZA, through ALZA Pharmaceuticals, markets Testoderm(R) in the United States. ALZA Pharmaceuticals will market Testoderm(R) through distributors outside the United States. Testoderm(R) sales resulted in less than approximately 2% of total royalties to the Partnership in the first nine months of 1997. In contrast to Duragesic(R), the General Partner believes competitive products will adversely impact Testoderm(R) sales within the next several years.

  There can be no assurance that actual sales of Duragesic(R) and Testoderm(R) will continue at historical rates. It should be considered that a decrease in sales of Duragesic(R) would have a material adverse effect on the financial results and distributions of the Partnership.

    (iii) The Bidder is a sophisticated investor who would not be making the Offer without an expectation of significant profit, either from holding the Units or reselling them, upon exercise of the Purchase Option

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  or pursuant to some other offer from ALZA or other parties. The General
  Partner expects that a distribution of $687 per Unit (approximately $2.2 million in total) will be made in December 1997, representing Excess Cash received in connection with second quarter royalties for Duragesic(R) and third quarter royalties for Testoderm(R), and estimates that a distribution of approximately $750 per Unit (approximately $2.4 million in total) will be made in March 1998, representing excess cash received in connection with third quarter royalties for Duragesic(R) and fourth quarter royalties for Testoderm(R). Based on the Offer Price, the Bidder would make a return on its investment of approximately 22%, assuming 1998 distributions were equal to the distributions received or to be received by Unitholders in 1997. This return would be higher to the extent that future distributions to Unitholders increase, although there can be no assurance that future distributions, if any, will increase or remain at historical levels. Furthermore, based on the estimated per Unit price of $27,000 if ALZA were to exercise the Purchase Option in early to mid-1998, the estimated return to the Bidder would be 225%. There can be no assurance, however, that ALZA will exercise the Purchase Option and that the price would be $27,000 if ALZA were to make an offer different than the Purchase Option or that there will be any future opportunity to sell a Unit at a price greater than $12,000.

    (iv) The General Partner has become aware that Securities Pricing And Research, Inc. ("SPAR"), an appraisal firm, published an independent report on the valuation of the Units as of December 31, 1996 (the "SPAR Report"). The SPAR Report is available on the Internet for a fee at http://www.spardata.com:2048/newdata/1996pub.nfs. Based on its independent investigation and analysis, SPAR concluded that the rounded net asset value and the rounded fair market value of one Unit as of December 31, 1996 were $21,200 and $15,900, respectively. Neither the General Partner nor the Partnership has any affiliation with SPAR nor does either endorse the SPAR Report. In addition, neither the General Partner nor the Partnership engaged SPAR to prepare the SPAR Report or participated in preparation of the SPAR Report. The SPAR Report is not related to the Offer. The General Partner believes that SPAR based its conclusion on, among other things, its own valuation methodology, assumptions and internally generated estimates of future distributions to Unitholders. The General Partner does not necessarily agree with the valuation methodology used by SPAR but believes that certain Unitholders may have access to the SPAR Report through their brokerage firms and that an independent evaluation of the Partnership may be of interest to the Unitholders. The SPAR Report presents estimated pre-tax net asset and fair market values of a Unit as of December 31, 1996.

  The foregoing factors notwithstanding, the General Partner believes that the Offer may represent an opportunity for Unitholders to achieve liquidity where there presently is no public market for the Units. Accordingly, Unitholders who require or desire immediate liquidity should consider the Offer. For Unitholders who desire immediate cash, the Offer provides an opportunity to sell all or a portion of a Unitholder's Units in lieu of continuing to hold the Units and receiving, on a periodic basis, future cash payments, the continuation and amount of which cannot be predicted with certainty. Furthermore, as noted in the Offer, a sale of Units is tax advantaged relative to continuing to receive distributions.

  The terms and conditions of the Offer have been determined and established by the Bidder and not pursuant to negotiations or discussions with, or input from, the Partnership or the General Partner.

  The Partnership has not engaged any financial advisor to evaluate the terms of the Offer and determining whether the Offer is fair to Unitholders. As noted in the Offer, the Offer does provide liquidity and certainty to Unitholders who wish to achieve such objectives at this time. The amount of the Offer is, however, significantly less than the Purchase Option exercise price. ADC has not made any determination as to whether to exercise the Purchase Option, and ADC will exercise the Purchase Option only if ALZA believes that doing so is in the best interests of ALZA stockholders and ALZA causes ADC to do so.

  Each Unitholder must make his, her or its own decision whether to tender such record holder's Units, or any portion thereof, as the case may be, and in what amount, if applicable. Unitholders are urged to carefully review all the information contained in or incorporated by reference in the Offer and the Partnership's publicly available annual, quarterly and other reports, as well as the Partnership's communications with Unitholders. Unitholders should note that transfer of Units requires the prior written consent of ADC.

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  The General Partner will not consent to transfers of Units in connection with the Offer unless it receives (i) appropriate transfer documents and (ii) an opinion from counsel to the Offeror, reasonably acceptable to the General Partner, stating that such transfers will not jeopardize the status of the Partnership as a partnership for federal income tax purposes.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Partnership has not employed, retained or compensated any person to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. Except as described below, the Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partner's executive officers, directors, affiliates or subsidiaries.

  (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partner executive officers, directors, affiliates or subsidiaries owns any Units.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT PARTNERSHIP

  (a) No negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to or would result in
(1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

  (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  This Schedule 14D-9 and the accompanying letter to Unitholders contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts and which reflect numerous assumptions and involve a number of risks and uncertainties. Forward-looking statements contained in the foregoing include statements relating to, among other things, the marketing and sale of Duragesic(R) and Testoderm(R), the royalties that may be derived by ALZA or the Partnership from such sales, the occurrence and amount of any future distributions made in connection therewith by the Partnership and any potential action to be taken by ALZA in connection with the exercise of the Purchase Option or otherwise. Among the factors which could cause actual results to materially differ from those expressed by the General Partner are competitive factors affecting the prices of and markets for Duragesic(R) and Testoderm(R), pricing pressures affecting the pharmaceutical industry in general, unexpected adverse patient reactions to Duragesic(R) or Testoderm(R), obtaining and maintaining regulatory approval of Duragesic(R) and Testoderm(R) in their respective target and existing markets, the performance of ALZA in marketing Testoderm(R) and Janssen in marketing Duragesic(R), and other factors discussed in the Partnership's documents and reports filed with the Securities and Exchange Commission.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  (a) 1.1 Agreement of Limited Partnership dated as of December 30, 1982 by and among ALZA Development Corporation and, each of the Class A Limited Partners, and the Class B Limited Partners of the Partnership (Filed as
Exhibit 3.A to Amendment No. 1 to Form S-1 Registration Statement No. 2-90595 filed with the Securities and Exchange Commission on February 11, 1983, and incorporated herein by this reference).

1.2 Form of Letter, dated December 2, 1997, from ALZA Corporation to ALZA Development Corporation. (See Appendix A to this Solicitation/Recommendation Statement on Schedule 14D-9).

1.3 Form of Letter, dated December 4, 1997, from ALZA TTS Research Partners, Ltd. to Limited Partners.

  (b) Not applicable.

  (c) Not applicable.

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                                  SIGNATURES

  After reasonable inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 1997

                                          ALZA TTS RESEARCH PARTNERS, LTD.

                                          By: ALZA DEVELOPMENT CORPORATION,
                                              its General Partner


                                          /s/ DAVID R. HOFFMANN
                                          ----------------------------------
                                          David R. Hoffmann
                                          President

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                                                                     APPENDIX A
[LOGO OF ALZA]

                               December 2, 1997

ALZA TTS Research Partners, Ltd.
950 Page Mill Road
Palo Alto, California 94303-0802

Attention:ALZA Development Corporation,
General Partner

    Re: Offer to Purchase for Cash dated November 20, 1997 (the "Tender
        Offer") for up to 1400 units of limited partnership interest (the "Units") of ALZA TTS Research Partners, Ltd. (The "Partnership") at $12,000 net per Unit by PharmaInvest, L.L.C. (the "Bidder")

Gentlemen:

  In connection with the Partnership's consideration and evaluation of the Tender Offer, ALZA hereby advises the Partnership of matters raised in a letter dated November 20, 1997 (the "Bidder's Letter") addressed to ALZA by Pharmaceutical Partners, L.L.C., an affiliate of the Bidder, and of ALZA's current position regarding these matters. If you conclude that it is appropriate to share the contents of this letter, in whole or in part, with the holders of Units (the "Limited Partners") in connection with your formal response to the Tender Offer, you have ALZA's permission to do so. Please note, however, that ALZA is not obligated to take, and is not taking, any position with respect to the Tender Offer. This letter is solely for your information and is not intended as a solicitation or recommendation by ALZA with respect to the Tender Offer.

  The Bidder's Letter refers to the option (the "Purchase Option") granted to ALZA Development Corporation, the General Partner of the Partnership (the "General Partner") and a wholly-owned subsidiary of ALZA ("ADC"), whether or not it remains the General Partner of the Partnership, to purchase all Units. The Purchase Option, which is described in the Partnership's filings with the Securities and Exchange Commission (the "Partnership Public Filings"), is exercisable for a cash amount (the "Option Purchase Price") equal to $120 million less all distributions to the Limited Partners (the "Distributions") of "Excess Cash," as defined in the Agreement of Limited Partnership dated December 30, 1983 which formed the Partnership (the "Partnership Agreement"). ALZA cannot determine with certainty what the Option Purchase Price would be at any future time prior to the Partnership's scheduled termination date of January 31, 2004 because that determination will depend, at any particular date, upon the then-aggregate amount of all Distributions. Since the only source of Excess Cash currently available to the Partnership to fund Distributions is amounts received from time to time by the Partnership from ALZA under the licenses (the "Product Licenses") ALZA holds to the Partnership's two commercialized products, Duragesic(R) and Testoderm(R) (the "Licensed Products"), and since those amounts are calculated as 4% of worldwide net sales of the Licensed Products, those amounts necessarily depend on future sales of the Licensed Products. Moreover, the principal source of Distributions is payments to the Partnership based on sales of Duragesic(R) by Janssen Pharmaceutica, Inc., a subsidiary of Johnson and Johnson (together with its affiliates, "Janssen"), which has been engaged by ALZA as the worldwide distributor of Duragesic(R).

ALZA CORPORATION, 950 PAGE MILL ROAD, P.O. BOX 10950, PALO ALTO, CA 94303-0802
                        (415) 494-5000    TELEX 345526

                                                                  [LOGO OF ALZA]

  Giving effect to all Distributions made to date, ALZA understands that the Option Purchase Price currently would be approximately $96 million, or approximately $28,000 per Unit (the "Current Option Purchase Price"). Accordingly, while ALZA is unable to determine the amount of Distributions that may be made subsequent to the date of this letter ("Subsequent Distributions") and thus cannot determine what the Option Purchase Price might be in the future, the aggregate gross cash payments made to a Limited Partner, in the form of Subsequent Distributions and such Limited Partner's pro rata share of the Option Purchase Price (if and when the Purchase Option is exercised) would necessarily equal the Current Option Purchase Price in the case of a Limited Partner who continues to hold such Limited Partner's Units from the date hereof through the date of exercise of the Purchase Option. In other words, if a Limited Partner continues to own a Unit, then, in the event that the Purchase Option is exercised at some future date, that Limited Partner will have received an aggregate of approximately $28,000 in respect of such Unit by way of Subsequent Distributions and Option Purchase Price, although the exact allocation of that approximate amount to Subsequent Distributions, on the one hand, and pro rata share of Option Purchase Price, on the other hand, is currently not determinable.

  The Partnership Public Filings note that ADC is under no obligation to exercise the Purchase Option and will exercise it only if ALZA deems such exercise to be in its best interests. ALZA has made no decision at this time as to whether it wants ADC to exercise the Purchase Option. The Bidder's Letter suggests that a principal reason why ALZA would consider the exercise of the Purchase Option is the elimination of any potential conflict of interest that might arise in the Partnership's weighing of the relative benefits of maintaining an exclusive license with ALZA or seeking multiple non-exclusive licenses. This suggestion appears to be derived from a reference to the disclosures in the Partnership Public Filings that the Product Licenses become non-exclusive on July 26, 1998 in the case of Testoderm(R) and December 4, 1998 in the case of Duragesic(R); that the General Partner will need to determine whether to appoint others to market and sell the applicable Licensed Product when the Product License thereon becomes non-exclusive; that, under its agreement with Janssen regarding Duragesic(R), if the Partnership were to grant a nonexclusive license to a third party and that third party were to introduce a product under its license from the Partnership, the royalties received by ALZA from Janssen would drop significantly while the Partnership's right to receive from ALZA 4% of net sales of the Duragesic(R) product (including sales made through Janssen) would not change; that it is likely that ADC would have a conflict of interest in connection with any Partnership decision as to whether the Duragesic(R) product should be licensed to a third party in addition to ALZA; and that, in such an event, ADC would likely resign as the General Partner and the Partnership would have to approve a new General Partner.

  While all of the above factors are relevant to ALZA's ongoing evaluation of the relative advantages and disadvantages to it of the exercise of the Purchase Option, there are several other factors that ALZA considers significant, including its own views as to the effect in the relevant product marketplace (and, thus, on ALZA's revenues) if the Partnership were in fact to grant nonexclusive licenses to third parties after the respective exclusivity periods of the Product Licenses expire, as well as alternative uses of the funds that would otherwise be required to pay the Option Purchase Price.

  The Bidder's Letter, having raised these issues regarding the Purchase Option, goes on to make a suggestion (which it states that the Bidder will support) as to a means by which ALZA could eliminate the issues presented by the upcoming end of the respective exclusivity periods on the Product Licenses without having to pay the Option Purchase Price in a lump sum. Essentially, the suggestion is that ALZA offer to purchase each Unit (including, presumably, any Units acquired by the Bidder pursuant to the Tender Offer) in exchange for a contractual contingent payment right (a "CCPR") that would entitle a former Limited Partner to receive future payments equivalent to the Distributions such Limited Partner would have received per Unit. The Bidder's Letter suggests that the issuance of CCPRs would provide the former Limited Partners a more tax-efficient way of participating in royalties from the Licensed Products by converting ordinary income into capital gain.

                                      A-2
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                                                                  [LOGO OF ALZA]

 This suggestion raises a number of complex tax and other issues which ALZA intends to study. There is no assurance that ALZA will conclude that it is feasible or in the best interests of ALZA to pursue this suggestion or any other alternative.

  In summary, while ALZA intends to study a broad range of issues and alternatives related to the Partnership and while it is possible that ALZA may ultimately decide, in its sole discretion, that it is in ALZA's best interests that the Purchase Option be exercised or that the Limited Partners be presented with another alternative to their continued ownership of Units (whether by way of an offer for their Units on a basis other than payment of the Option Purchase Price or by way of exercise of the Purchase Option), ALZA does not currently contemplate that it will make any decision within the timeframe contemplated by the Tender Offer (which is scheduled to expire on December 19, 1997, unless extended) and there is no assurance that ALZA will decide to take any action. Of course, ALZA reserves the right to respond to any new developments regarding the Tender Offer or to accelerate the timetable regarding its own analysis.

  In addition to advising you of the matters raised in the Bidder's Letter, we also wish to bring to your attention a valuation of the Units prepared by Securities Pricing and Research, Inc., which (together with a description of the methodology used to derive it) is available on the Internet at http://www.spardata.com:2048/newdata/1996pub.nfs. This valuation, which is dated December 31, 1996, ascribes a "rounded net asset valuation" of $21,200 to each Unit and a "rounded fair market value" of $15,900 to each Unit, representing a 25% discount from the ascribed "rounded net asset value" to reflect both "lack of control" and "lack of marketability." This valuation was not prepared at the request, or with the cooperation, of ALZA and ALZA takes no responsibility whatsoever for its accuracy or methodology. ALZA also notes that this valuation is almost a year old and that there may be superior methodologies for valuing the Units. However, ALZA understands that this valuation may have been passed on to certain Limited Partners through their brokerage firm, and, accordingly, you may feel it appropriate to make all Limited Partners aware of its existence.

  ALZA hopes that this letter will be helpful to the Partnership in its consideration and evaluation of the Tender Offer.

                                          Very truly yours,

                                          ALZA Corporation

                                          By: /s/ Bruce C. Cozadd
                                             ----------------------------------
                                          Bruce C. Cozadd
                                          Senior Vice President and
                                          Chief Financial Officer


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